October 13, 2004

To the Holders of Units in
Boston Financial Qualified Housing Tax Credits L.P. II

RE:      Offer to Purchase Units
         Your Credits Have Expired

     We are offering to buy your limited partnership interest (the "Units") in Boston Financial Qualified Housing Tax Credits L.P. II (the "Partnership") for cash in the amount of $30 per Unit. Our offer provides you with an opportunity to sell your Units now, without the costly commissions (typically up to 8% with a minimum of $150-200) usually paid by the seller in secondary market sales. Transfer fees imposed by the Partnership will be deducted from your proceeds, which the Partnership advises us are $10 per Unit, with a $100 minimum and $250 maximum per transfer (regardless of the number of Units transferred)

     Aren't all tax credits now expired? Yes. The Partnership has indicated that there are NO MORE TAX CREDITS REMAINING. We are offering cash now plus the ability to realize substantial current tax benefits.

     Why should you sell? The cash purchase price plus the value of the current year tax loss totals $404. Unit Holders with accumulated passive losses will be able to realize a 2004 tax year benefit by selling. Selling Unit Holders will also end any risk of credit recapture tax liability after 2004 from this investment.

     Why does our company want to purchase these Units? We invest in real estate partnerships and we are not affiliated with the Partnership or its General
Partner. Current tax laws restrict individual use of the passive losses generated by the Partnership. We can usually take deductions for passive losses without being affected by such restrictions, making such passive losses more valuable to us currently than they are to Unit Holders who do not have sufficient passive income to utilize the losses ("Unit Holders with Accumulating Losses"). For Unit Holders with Accumulating Losses, selling your Units enables you to realize tax benefits from such accumulated, passive losses in the current tax year, rather than continuing to accumulate losses and defer the resulting tax benefit.

     Consider the following analysis for each $1,000 Unit originally purchased*:

     Seller's Tax Credits Earned through 12/31/04                  $ 1,479
     Cash From Sale                                                $    30
     Current Year Tax Benefit  -From Ordinary Loss                 $   393
                               -Capital Gain                       $   (19)
                                                                 ----------
         Total Benefits                                             $1,883
                                                                     ======
         Original Investment                                        $1,000



*Assumes an effective transfer date of December 31, 2004, prior Partnership passive losses have not been utilized, a 36% federal tax rate and a 15% capital gains tax rate for calculating tax benefits, and deductions will reduce ordinary income without any passive loss limitations. State taxes are not considered.


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      You should also consider the following points:

     o The Partnership has stated that Unitholders are expected to receive $46 per Unit in taxable gain for 2004, without any cash distributions to pay the tax.

     o Sale of your Unit's now will protect you against possible future credit recapture tax liability.

     o Sale of your Units will NOT result in the loss of tax credits previously taken.

     o    Sale of your Units will eliminate K-1's after 2004.

     We urge you to contact your tax and/or financial advisor before making your decision regarding your ability to use accumulated losses after a sale. It is also important to read the Offer to Purchase completely. To sell, return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on November 12, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                              Very truly yours,

                                              EVEREST HOUSING INVESTORS 2, L.P.